Exhibit 4.3

AMENDMENT NO. 1

TO EIGHTH AMENDED AND RESTATED

STOCKHOLDERS’ AGREEMENT

Dated as of July 9, 2013

Reference is made to that certain Eighth Amended and Restated Stockholders’ Agreement, dated July 27, 2012 (the “Stockholders’ Agreement”), by and among Onconova Therapeutics, Inc., a Delaware corporation (the “Corporation”) and the Stockholders (as that term is defined in the Stockholders’ Agreement).  All capitalized terms used and not otherwise defined herein have the respective meanings given to them in the Stockholders’ Agreement.

1.                    Amendments.  Pursuant to Section 10 of the Stockholders’ Agreement, the Corporation and the Stockholders agree to amend the Stockholders Agreement as follows:

a.              The eighth paragraph of Section 1 of the Stockholders’ Agreement is amended and restated in its entirety as follows:

““Designated Offering” means a firmly underwritten public offering registered under the Securities Act, where the gross proceeds to the Corporation from such offering, after deducting underwriters discounts, are not less than $25,000,000.”

b.              A new paragraph (j) is added to Section 15 of the Stockholders’ Agreement as follows

“(j)          The provisions of this Section 15 shall terminate upon the consummation of a Designated Offering.”

2.                    Governing Law.  This Amendment shall be exclusively governed by and construed in accordance with, the internal laws of the Delaware, without reference to the choice of law or conflicts of law principles thereof.

3.                      Miscellaneous.  This Amendment shall be deemed to be part of and incorporated into the Stockholders’ Agreement. Except to the extent specifically amended hereby, the provisions of the Stockholders’ Agreement shall remain unmodified, and the Stockholders’ Agreement is hereby confirmed as being in full force and effect.